

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2022

Brett Seybold
President and Chief Executive Officer
USAA Acceptance, LLC
1105 North Market Street, Suite 1300
Wilmington, Delaware 19801

> **Re: USAA Acceptance, LLC**
> **Registration Statement on Form SF-3**
> **Filed February 8, 2022**
> **File No. 333-262578**

Dear Mr. Seybold:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Sandel at 202-551-3262 or Rolaine Bancroft at 202-551-3313 with any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance